SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 01, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated April 03, 2007 and titled: Willcom to focus on mobilizing business customers with Nokia

2.	Nokia Press Release dated April 04, 2007 and titled: Nokia cancellation of treasury shares registered

3.	Nokia Press Release dated April 04, 2007 and titled: Nokia Announces Open C SDK Plug-In Availability for S60 Devices

4.	Nokia Press Release dated April 05, 2007 and titled: Nokia makes payment to Qualcomm for right to use UMTS patents after April 9, 2007

5.	Nokia Press Release dated April 12, 2007 and titled: Nokia has paid less than 3 per cent gross royalty rate for WCDMA handsets

6.	Nokia Press Release dated April 12, 2007 and titled: Leading mobile companies to endorse common mobile TV implementation based on OMA BCAST

7.	Nokia Press Release dated April 12, 2007 and titled: Nokia to publish Q1 2007 results on April 19, 2007

8.	Nokia Press Release dated April 13, 2007 and titled: Qualcomm is the largest user of Nokia technology and patents

9.	Nokia Press Release dated April 16, 2007 and titled: Created by nature, perfected by Nokia: The Nokia 8800 Sirocco Gold

10.	Nokia Press Release dated April 16, 2007 and titled: Samsung and Nokia to Cooperate on Mobile TV Interoperability

11.	Nokia Press Release dated April 16, 2007 and titled: Nokia and S60 make the Web personal on your mobile

12.	Nokia Press Release dated April 16, 2007 and titled: Orb MyCasting Service Now Available for Nokia N800 Internet Tablet

13.	Nokia Press Release dated April 16, 2007 and titled: Nokia Demonstrates Leadership in Technologies for Internet on Mobile Devices at Web 2.0 Expo

14.	Nokia Press Release dated April 17, 2007 and titled: Nokia’s latest mobile phone gives you more time for the important things in life

15.	Nokia Press Release dated April 18, 2007 and titled: Netvibes Mobilizes Its Feeds with Nokia WidSets

16.	Nokia Press Release dated April 24, 2007 and titled: Nokia N95 Wins Prestigious TIPA Award 2007

17.	Nokia Press Release dated April 25, 2007 and titled: Nokia Unveils Significant Productivity Enhancements to Eclipse-based Carbide.c++ Developer Tools

18.	Nokia Press Release dated April 25, 2007 and titled: Over 100 million S60 devices shipped

19.	Nokia Press Release dated April 25, 2007 and titled: Nokia N76 teams up with Travis

20.	Nokia Press Release dated April 30, 2007 and titled: New Nokia security appliances go deep to find threats, meet growing network performance demands

PRESS RELEASE

April 03, 2007

Willcom to focus on mobilizing business customers with Nokia

Trailblazing Japanese operator boosts its service offering with wireless email and device management

New York, NY - Nokia announced today that Willcom, Japan’s largest PHS carrier and the first in the country to introduce a WindowsMobile5.0 device, has selected Nokia Intellisync Mobile Suite as the foundation for its mobility offering. Developed as a single, manageable platform for both mobile operators and enterprises, Nokia Intellisync Mobile Suite will power Willcom’s business offering for WindowsMobile5.0 devices, meeting the needs of today’s business users for a fully synchronized, real-time email, calendar and contacts experience.

“Nokia Intellisync Mobile Suite is trusted worldwide by many customers for its secure, manageable and scalable nature, which was one of the main reasons for us in selecting Nokia,” said Mr. Tsuchihashi, Executive Vice President, Sales Management for Willcom. “WillCom is focused on addressing the mobility needs of both SMB’s and large enterprises and we trust Nokia to be a strong addition to our business mobility offering going forward.”

“Willcom joins the 21 carriers around the globe that have selected Nokia mobileware in the last 12 months as the foundation of their mobility offering,” said Masanari Arai, General Manager, Enterprise Solutions, Japan, Nokia. “As the leading white-label mobile email offering for operators, we are paving the way for the mass adoption of mobile email and other productivity applications, while at the same time accelerating the adoption of enterprise mobility.”

Willcom has been demonstrating a pioneering role in the industry by introducing a flat-rate data plan in Japan. This, together with the introduction of WindowsMobile 5.0 device last year has driven the subscriber growth exponentially in 2006.

Nokia Intellisync Mobile Suite provides businesses with the flexibility, manageability, and extensibility to connect any corporate data to any device, over almost any network, to meet both current and future mobility needs.

About WILLCOM

WILLCOM is Japan’s largest PHS operator, established in 1994.  Consumer and business users combined, over 4 million customers use WILLCOM’s voice and data communication services.  WILLCOM will provide further developed PHS services going forward, as the leading company in PHS.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries only:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

PRESS RELEASE

April 04, 2007

Nokia cancellation of treasury shares registered

Pursuant to Nokia’s decision announced on March 29, 2007, the cancellation of 169 500 000 shares held by the Company has been registered with the Finnish Trade Register today. Thus, the total number of shares outstanding is now 3 925 542 619.

Press and investors:

Nokia

Communications

Tel +358 7180 34900

Nokia

Investor Relations, Europe

Tel. +358 7180 34289

Investor Relations, US

Tel. +1 914 368 0555

www.nokia.com

PRESS RELEASE

April 04, 2007

Nokia Announces Open C SDK Plug-In Availability for S60 Devices

New Plug-In for S60 3rd Edition SDK Eases Porting of Open-Source Projects, Increases Productivity and Speeds Time to Market for S60 Developers

Espoo, Finland - Nokia today announced the immediate availability of the Open C Plug-In extension for the S60 3rd Edition Software Development Kit (SDK), enabling easier porting of Linux-targeted open source projects to Symbian OS-based S60 smartphones and increased productivity for developers of mobile applications running on S60 devices.

Nokia’s Open C significantly improves productivity of S60 developers working in the Symbian C/C++ environment, giving them the use of familiar standard C function libraries for easy migration of open source and desktop applications to S60 on Symbian OS. By enabling the reuse of code from existing open source projects, Open C frees up developer time and resources to focus on the core mobility aspects of their applications.

Available for download at www.forum.nokia.com/openc , the Open C SDK Plug-In announced today allows deployment of Open C projects on existing S60 3rd Edition devices, millions of which have already been shipped into the global marketplace. By end-2006, Nokia alone had cumulatively shipped nearly 85 million S60 devices and of the 49 different S60 device models currently in the marketplace, 20 are built on the latest S60 3rd Edition platform.

“By making the Open C SDK Plug-In available, Nokia is helping to greatly broaden the potential pool of developers who will be essential in creating compelling applications for the next generation of smartphone devices,” said Lee Epting, vice president, Forum Nokia, Nokia’s global developer program. “Because Open C libraries are built on open-source projects, developers who need to design and implement large application bases to run on several operating systems, will now find it easier to write portable code for Symbian OS based devices. The increase in developer productivity from Open C will drive exciting new opportunities for S60 application development.”

Open C makes it possible for developers to implement business logic and other core components of an application without having to learn Symbian’s proprietary C++ variant.  In addition, Open C delivers to developers significant portions of three open source projects - OpenSSL, GNOME, and LIBZ - providing the S60 developer community access to middleware functionality that is shared by many important open source projects, including Apache and Firefox.

“Open C will allow S60 and third party developers to port, with greater ease, a whole range of open source software,” said Adam Leach, principal analyst, mobile user experience, Ovum.  “Open C will also help S60 licensees address the issue of time-to-market by making porting of existing software assets developed in C for non-Symbian phone projects over to S60 much easier.”

Through its implementation of five additional middleware C libraries and extension of four Unix-compatible, industry standard mobile POSIX libraries on Symbian OS that were recently introduced by Symbian, Open C provides an optimized solution to migrate open source and desktop applications to S60 on Symbian OS.

Open C covers more than 70 percent of the functions contained in the desktop and server projects on which the mobile libraries are based. The implementation includes 100 percent coverage of libraries containing such mobile-critical features as password hashing, compression and loading DLLs, while scaling back coverage in libraries containing features that are less relevant to mobile applications development.

Key features of the Open C SDK Plug-In for S60 3rd Edition now available include:

• Headers and libraries of the C libraries (ARMv5, GCCE, WINSW);

• Emulator DLLs;

• Signed SIS package for installing Open C libraries to device;

• Open C API documentation;

• Open C example applications; and,

• libglib sources and LGPL license text file.

Additional information and download of Nokia’s Open C SDK Plug-In for S60 3rd Edition is available online at: www.forum.nokia.com/openc .

About S60

S60 software built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information and news about S60 and the S60 community, please visit www.s60.com .

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com .

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

www.nokia.com

Media Enquiries:

Nokia Corporate Communications - Global Developer Program

Charles Chopp

Nokia Americas

Tel. +1 972 894 4573

communication.corp@nokia.com

www.nokia.com

PRESS RELEASE

April 05, 2007

Nokia makes payment to Qualcomm for right to use UMTS patents after April 9, 2007

Espoo, Finland - Nokia announced today that it has paid Qualcomm USD 20 million for patent licenses covering the second quarter 2007.  Nokia and Qualcomm have had patent license agreements since 1992 and Nokia’s obligations to pay license fees under the old agreements partially expire on April 9, 2007.  The payment announced today does not extend, and is not related to, the old agreement. Rather, it is based on the licenses that Qualcomm has agreed and provided through the European Telecommunication Standardization Institute (ETSI).

“As we continue to negotiate the new cross-license agreement, Nokia views this payment as fair and reasonable compensation for the use of relevant Qualcomm essential patents in Nokia UMTS handsets during the second quarter of 2007.  Nokia believes that Qualcomm’s patent portfolio is concentrated in the United States, and that it has few or no alleged UMTS patents in many of the countries in which Nokia has substantial UMTS handset sales. When Qualcomm’s early patents become paid-up and royalty-free on April 9, 2007 Qualcomm’s share of all patents relevant to Nokia UMTS handsets will significantly decrease”, said Rick Simonson, chief financial officer, Nokia.

Nokia intends to make similar payments in the future and will announce such payments when they are made.

Nokia has until 2007 paid less than 3 per cent cumulative license fees under all of its patent license agreements involving WCDMA products.

Nokia retains the right to ask Qualcomm, and its customers, to respect Nokia’s patents rights. The retained rights have significant value, and Nokia believes it is well positioned to offset any claims Qualcomm may make against Nokia products to claim more money in license fees.

“It is important to note that as of April 9, 2007, Qualcomm’s entire chipset business becomes exposed to Nokia’s extensive GSM, WCDMA and CDMA patent portfolios and Nokia will use all rights from those portfolios when defending itself against any new Qualcomm litigation”, Simonson concluded.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) the closing of  the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks to form Nokia Siemens Networks, and Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Strategy and Technology Communications

Tel. +44 7917 231 929

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 12, 2007

Nokia has paid less than 3 per cent gross royalty rate for WCDMA handsets

Nokia today confirmed that until 2007 it has paid less than 3 per cent aggregate license fees on WCDMA handset sales under all its patent license agreements. This number represents Nokia’s aggregate gross royalty payments made under all the numerous patent license agreements applicable to its WCDMA handsets. It excludes infrastructure related royalties and all royalty income collected by Nokia.

The above WCDMA handset related royalty payments made by Nokia include all WCDMA handset royalty payments made to Qualcomm.

From April 9, 2007, Nokia contractually has a fully paid up license covering Qualcomm’s early patents and thus those patents are licensed to Nokia royalty free for its handsets going forward in perpetuity.  Therefore Nokia’s licensing agreements with Qualcomm for the future will focus only on the terms for Qualcomm’s newer patents.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Strategy and Technology Communications

Tel. +44 7917 231 929

Nokia

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Tel. +1 914 368 0423

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 12, 2007

Leading mobile companies to endorse common mobile TV implementation based on OMA BCAST

Common implementation profile defined within the Broadcast Mobile Convergence Forum ensures service interoperability and economies of scale for Mobile TV devices

Hague, the Netherlands - Digitenne, Ericsson, KPN, Nokia, Nokia Siemens Networks, NXP Semiconductors, Sony Ericsson, Telefónica, O2 Europe, T-Mobile, Vodafone and ZTE today announced their support for a Mobile TV implementation profile developed within the Broadcast Mobile Convergence Forum (bmcoforum). The profile simplifies the Open Mobile Alliance (OMA) Mobile Broadcast Services Enabler Suite (BCAST) specification for fast implementations ensuring interoperability and future proofing further developments.

The three main features supported by this profile are:

1. Advanced service and program guide (ESG) enabling a rich set of services

2. Support for multiple broadcast technologies

3. Support for content and service protection, using the Smart Card Profile (based on (U)SIM Card) or the DRM Profile (based on OMA DRM V2.0)

Support for DVB-H broadcast networks and cellular systems, as well as the 3G Mobile Broadcast Service (MBMS), are benefits of the OMA-BCAST specification. This allows companies to extend current business models and broaden current and future Mobile TV services. As a result, operators will be able to offer customers more choice in watching TV on their handset.

The bmcoforum OMA BCAST implementation profile ensures the best possible interoperability between the handsets and broadcast systems, providing customers with a smooth Mobile TV experience, and allowing large scale handset development.

It is the firm belief that such a profile will speed up large scale Mobile TV deployments in Europe

The profile defined by bmcoforum is the first implementation subset of the feature rich Mobile Broadcast Services Enabler Suite 1.0 (OMA BCAST 1.0) developed by the Open Mobile Alliance.

Quotes

“Digitenne aims to provide wholesale DVB-H services to the various mobile operators in The Netherlands” explains Marc van Dijk, head of Business Development for Digitenne, the provider of the commercial digital terrestrial TV services in the Netherlands. “We have chosen bmcoforum’s implementation profile for OMA BCAST so that the mobile operators have the flexibility to run their own Mobile TV business without losing interoperability. Furthermore the baseline profile of OMA BCAST will allow content providers to develop Mobile TV content that can be used for the whole market.”

“Ericsson sees that TV is significantly changing as it evolves from linear TV to personalised and interactive TV. We support open solutions with a common approach for Mobile TV delivery across 3G networks over HSPA and MBMS as well as in other broadcast networks”, says Claes Ödman, head of Multimedia Solutions at Ericsson. “Now, with the OMA BCAST enabler, this is possible in an interoperable manner, allowing the combination of Mobile TV based on Unicast and Broadcast services. The bmcoforum profile will help tremendously in accelerating the deployment and roll-out of such services.”

“KPN very much welcomes the bmcoforum initiative to profile the OMA standard. Having an agreed baseline for Mobile TV technology will help us deliver a compelling interactive TV service to our customers. The Mobile TV market has had to wait for a clear technological direction. This important agreement should help all players in the Mobile TV market to speed up the delivery of attractive services on a growing range of affordable, high quality handsets,” says Franklin Selgert, innovation manager KPN.

“Nokia warmly welcomes the industry agreement for the end-to-end implementation profile that caters for both DVB-H and 3G solutions,” says Jouni Kämäräinen, Director, Multimedia, Nokia. “We see a strong parallel to the early days of development of GSM. The great commitment in the industry for a clear implementation profile will be followed by common test practices that will create a coherent and open market for successful worldwide DVB-H deployments. The bmcoforum implementation profile of the OMA BCAST standard is essential in launching Mobile TV services on a global scale.”

“NXP Semiconductors, as a provider of complete ‘TV on Mobile System Solutions’, fully endorses the efforts of the bmcoforum and supports the production of the bmcoforum implementation profile based on OMA BCAST specification. We see clear industry and customer demand for such an activity and we welcome the opportunity to align our system solution development by combining our 3G mobile phone and integrated DVB-H TV on Mobile reference receivers with the bmcoforum derived OMA BCAST implementation profile,” said Kees Joosse, Senior Director, Business Development, BL-Personal Entertainment Solutions, NXP Semiconductors.

“We at Nokia Siemens Networks believe that a fast and successful Mobile TV market requires timely availability of interoperable implementations,” says Dr. Thomas Werner, Head of the Business Line Applications in the Business Unit Service Core & Applications at Nokia Siemens Networks. “Many operators use an incremental approach to introduce Mobile TV services. In this context, the bmcoforum profile of the OMA BCAST standard helps speed up implementation and interoperability testing. Starting with basic functionality and enabling more standardised features as the market develops, this profile has the potential to provide a future-proof path towards feature-rich Mobile TV services, delivered over DVB-H, MBMS and Unicast networks alike.”

Dave Williams, CTO of Telefónica O2 Europe, said:  “We have led DVB-H development in the UK, Germany and Ireland through customer trials and consortium activity. We believe that the OMA BCAST set of standards provides the best option for the implementation of integrated multi-media services using DVB-H broadcast technology in combination with 3G/MBMS packet data services and look forward to its deployment across Europe.”

“T-Mobile supports all activities to finalise the specification of OMA Smart Card Profile and OMA ESG. We consider Smart Card Profile and OMA ESG to be the most future proof technologies which will support interactive services for a wide range of handset and provides the highest level of security,” says Alexander Gedrovics, head of service platforms at T-Mobile International.

“Vodafone is committed to following the OMA BCAST standard for the implementation of future Broadcast-type multimedia services based on complementary Broadcast network technologies such as DVB-H and 3G/MBMS. Broadcast Service Protection via Smartcard and the Electronic Service Guide (ESG) are key elements of the OMA BCAST standard which will bring clear customer benefits,” says Dr. Alfred Baier, Senior Programme Manager for Mobile TV Technology at Vodafone Group. “We actively support the development of dedicated OMA BCAST implementation profiles within the bmcoforum, as this will help us to provide compelling Mobile TV services and terminals that delight our customers across all of our markets.”

“We have introduced the most advanced 3G DVB-H phone to the European market. With the partnership with bmcoforum, ZTE has the strong capability to deliver additional mobile TV phones based in OMA BCAST standard for the global customers” said MR. Li Yingfeng, General Manager of ZTE WCDMA mobile terminal products.

About each company

About Digitenne

Digitenne is the provider of Digital Terrestrial TV services (DVB-T) in the Netherlands. Digitenne provides a wholesale package of about 20 commercial TV channels to retail service providers like KPN and Tele2 for their subscription based digital TV services to Dutch consumers. Furthermore, Digitenne provides the free-to-air digital terrestrial services for the Dutch public broadcasters. The Digitenne free-to-air services provide nationwide rooftop aerial coverage which enabled analogue TV in the The Netherlands being completely switched of in December 2006. Coverage of the commercial Digitenne services with a simple indoor antenna is over half of The Netherlands.

About Ericsson

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world. Read more at www.ericsson.com.

About KPN

KPN is the leading multimedia company in the Netherlands, providing consumers and consumer households with fixed and mobile telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer- as well as business markets.

www.kpn.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

www.nokia.com

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma revenues of  €17.1bn in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in 150 countries and is headquartered in Espoo, Finland. It is a 50-50 joint venture combining Nokia’s Network Business Group and the carrier related businesses of Siemens Communications.

www.nokiasiemensnetworks.com

About NXP

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of EUR 5 billion in 2006. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

About Sony Ericsson

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories and PC-cards. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs over 7,500 people worldwide, including R&D sites in Europe, Japan, China and America. Sony Ericsson celebrated the 5th anniversary of the start of the joint venture on 1st October, 2006.Sony Ericsson is the global title sponsor of the Women’s Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.sonyericsson.com

About Telefónica O2 Europe

Telefónica O2 Europe comprises mobile network operators in the UK, Ireland and Slovakia, along with integrated fixed/mobile businesses in Germany and the Czech Republic - all of which use ‘O2’ as their consumer brand.  Telefónica O2 Europe also owns 50% of the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively as well as having 100% ownership of Be, a leading UK fixed broadband provider.  In addition, the group includes the Isle of Man fixed/mobile operator, Manx Telecom.

Telefónica O2 Europe, part of the Telefónica group, is headquartered in Slough, UK, and has more than 38 million mobile and fixed customers.

About T-Mobile

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By the end of 2006, more than 106 million customers are served in the twelve T-Mobile markets. T-Mobile is a partner of FreeMove, an alliance formed by four of Europe’s leading mobile companies - Orange, TIM (Telecom Italia Mobile), TeliaSonera, and T-Mobile - to help their customers communicate as easily while travelling abroad as they do at home.

T-Mobile is committed to offering its customers a broad range of easy to use services and products wherever they are. Considerable effort from approximately 50,000 employees focuses on the goal of delivering the best state-of-the-art mobile communications. High quality multimedia networks and continuing investment in the research and development of new ideas are reshaping the way in which people use mobile communications for information, for work, and for fun. Thanks to T-Mobile’s innovative web’n’walk service the mobile Internet is currently conquering the mobile telecommunications markets with full vigour. Customers increasingly use their cell phones to surf the world wide web while travelling.

For more information about T-Mobile International, please visit www.t-mobile.net

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com.

About ZTE

Founded in 1985, with global headquarters in Shenzhen China, and operations  in  more  than 100 countries, ZTE  is  a leading  global  provider of fixed line and mobile telecommunications equipment and network solutions. ZTE’s product range is covering virtually every sector of the wireline, wireless and terminal markets. ZTE offers its customers a unique range of services. The company delivers innovative, custom-made products and services to major operators in the world, helping them to achieve continued revenue growth and to shape the future of the world’s communications. ZTE commits around 10% of annual revenue to research and development and takes a leading role in a wide range of international bodies developing emerging telecoms standards. ZTE is the fastest growing telecoms equipment supplier in the world, and China’s only listed telecoms manufacturer, with shares publicly traded on both the Hong Kong and Shenzhen Stock Exchanges. ZTE was the only Chinese IT and telecoms manufacturer listed in BusinessWeek’s 2005 Top 100 Information Technology Companies.

For more information about ZTE Corporation, please visit www.zte.com.cn

About the bmcoforum:

bmcoforum (Broadcast Mobile Convergence Forum) is an international lobbying association, providing a discussion platform for companies and institutions dealing with the development of a worldwide open market for mobile broadcast services.

About the Open Mobile Alliance (OMA)

The Open Mobile Alliance (OMA) delivers open specifications for creating interoperable services that work across countries, operators, fixed and mobile terminals. Driven by users’ needs and the expanding market for data services, the member companies of the Open Mobile Alliance stimulate the adoption of new and enhanced information, communication and entertainment services. The Open Mobile Alliance includes contributors from all key elements of the wireless value chain, and contributes to the timely and efficient introduction of services and applications.

The Open Mobile Alliance (OMA) name and logo are trademarks of Open Mobile Alliance Ltd. Other product and company names mentioned herein may be trademarks or trade names of their respective owners.

Media Enquiries:

Ericsson Media Relations

Tel. +46 8 719 6992

E-mail: press.relations@ericsson.com

KPN Press Office

Tel. +70 446 63 00

E-mail: press@kpn.com

Nokia Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia Siemens Networks

Ruth Lileg

Tel. +49 89 722 61235

E-mail: ruth.lileg@nsn.com

NXP Semiconductors

Terry Chiang

Communications Manager, BU Mobile and PersonalPR Manager Greater China

DID: +886 2 8170 9992

Telefónica O2 Europe

Head of Media Relations

Simon Gordon,

Tel. +44 771 00 0698.

E-mail: simon.gordon@o2.com

T-Mobile

Press Contact:

Tel. +49 (0) 228 / 936 - 15502

Fax: +49 (0) 228 / 936 - 15509

E-mail: press@t-mobile.net

Vodafone Group

Media Relations

Tel. +44 (0) 1635 664444

ZTE Sweden AB

Lovina Zeya-Eriksson

PR Manager North Europe

Tel. +46 8 555 289 80

Fax: +46 8 555 289 81

E-mail: lovina.eriksson@zte.com.cn

www.nokia.com

PRESS RELEASE

April 12, 2007

Nokia to publish Q1 2007 results on April 19, 2007

Espoo, Finland - Nokia will publish its first quarter financial results on Thursday April 19, 2007, at approximately 1 pm Helsinki time (CET +1). The press release will be available on the Nokia website immediately after publication.

Nokia’s investor conference call will begin at 3 pm Helsinki time (CET +1). A live webcast of the conference call will be available at www.nokia.com/investor. Media representatives wishing to listen in may call +1 706 634 5012.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 13, 2007

Qualcomm is the largest user of Nokia technology and patents

Espoo, Finland - Nokia today rejected Qualcomm’s public statements that it does not use Nokia patents. Nokia has for the last fifteen years contributed its technology to industry standards, such as GSM, WCDMA and CDMA. If Qualcomm’s products comply with industry standards it is in the same position as any other supplier of mobile technology in that it needs access to Nokia’s patents covering standardized technologies.

Nokia believes that Qualcomm is currently using over one hundred of Nokia’s GSM/WCDMA and CDMA2000 essential patents in its chipsets. Nokia and Qualcomm are yet to agree on the compensation payable by Qualcomm for such patents. With its more than 200 million units annually, Qualcomm is the largest user in the world of Nokia’s technology and patents. Nokia’s request for royalty payments from Qualcomm is based on royalty levels which are fair, reasonable and non-discriminatory (FRAND).

Since the early 1990’s Nokia has invested over $35 billion in R&D and built one of the wireless industry’s strongest and broadest IPR portfolios with over 11,000 patent families.

From April 9, 2007, Nokia contractually has a fully paid up license covering Qualcomm’s early patents and thus those patents are licensed to Nokia royalty free for its handsets going forward in perpetuity.

Nokia and Qualcomm continue to be in cross-license negotiations aimed at reaching a mutually acceptable agreement in a timely manner.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Strategy and Technology Communications

Tel. +44 7917 231 929

Nokia, North America

Communications

Tel. +1 914 368 0423

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 16, 2007

Created by nature, perfected by Nokia: The Nokia 8800 Sirocco Gold

Highly desirable handset dressed in 18-carat gold plating

Espoo, Finland - Inspired by nature, and one of its most beautiful elements, gold, Nokia today unveiled the Nokia 8800 Sirocco Gold -  a bold and prestigious new style statement. Encased in a luxurious 18-carat gold plating, the precisely crafted Nokia 8800 Sirocco Gold combines timeless design with a contemporary flair, resulting in an exclusive display of personal style and elegance. The Nokia 8800 Sirocco Gold is now available in select markets, with an estimated retail price of EUR 1000, before taxes or subsidies.

“The Nokia 8800 Sirocco Gold is set to continue Nokia's strong legacy in exclusive and highly desirable style accessories,” explains Heikki Norta, Senior Vice President, Mobile Phones, Nokia. “The Nokia 8800 Sirocco Gold remains true to the “form follows function” mantra of Nokia designers and engineers - a tradition built upon decades of experience in mobility.”

Combining its heritage of highly desired communication devices with organic designs inspired by surfaces found in nature, the Nokia 8800 Sirocco Gold pays artful attention to the smallest details and selection of materials. A stunning achievement of craftsmanship, fine white gold accents enhance the 18-carat gold plating while the sapphire-coated, scratch-resistant glass display helps to ensure that the beauty of the Nokia 8800 Sirocco Gold endures.

Created with a dedication to perfection, the crafting of each Nokia 8800 Sirocco Gold draws from techniques mastered over hundreds of years by watchmakers and jewelers. A smooth sliding mechanism reveals a high-resolution camera (2 Megapixel) and the intuitive and ergonomic keypad. Further “inner beauty” highlights of the Nokia 8800 Sirocco Gold include a stunning color screen (up to 262K colors), and a wide array of messaging functionalities. The elegance of the Nokia 8800 Sirocco Gold is also complemented by a coordinating desk stand and color-matching Bluetooth headset.

The Sirocco wind - originating in the Sahara desert - serves as the inspiration to the design and naming of the Nokia 8800 Sirocco Gold. The harmonious blend of the strength and beauty of nature is the theme for the extire Nokia 8800 Sirocco line.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 60992

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Photos of the Nokia 8800 Sirocco Edition can be found at: www.nokia.com/press

Services and some features may be dependent on the network and/or SIM card as well as on the compatibility of the devices used and the content formats supported

PRESS RELEASE

April 16, 2007

Samsung and Nokia to Cooperate on Mobile TV Interoperability

Companies to engage in DVB-H enabled handset and network compatibility testing to accelerate time to market for broadcast mobile TV services

Helsinki, Finland and Seoul, South Korea - To encourage greater adoption of broadcast mobile TV services and accelerate service deployment, Samsung and Nokia today announced they will work to achieve interoperability among their DVB-H (Digital Video Broadcast - Handheld) enabled mobile devices and the open standards based Nokia network services system.  The handset manufacturers will work together to support solutions based on the open OMA BCAST standard available for operator partners interested in deploying multi-vendor mobile TV services and trials in 2007 and onward.

“Within DVB-H technology, Samsung has already commercialized handsets based on the CBMS OSF standard, and will develop the OMA BCAST standard based mobile TV handset. Its inclusion in our product portfolios will enhance our customers’ flexibility in choosing suitable standards based on their business models,” says Kwang Suk Hyun, Senior Vice President of Alliance Team of Samsung Electronics Co., Ltd.

“Nokia warmly welcomes the collaboration in accelerating the adoption of DVB-H based mobile TV services to the market. We see that the OMA BCAST standard is essential in launching mobile TV services on a global scale,” says Harri Männistö, Director, Multimedia, Nokia. “Further, the well-defined service and content protection profiles within the OMA BCAST standard such as the already now available OMA DRM, provides the ideal path towards standardized solutions enabling a coherent and open market for successful worldwide mobile TV deployments.”

The deployment of mobile TV services will offer new business opportunities for companies across the value chain, including content and broadcast companies, mobile service providers, infrastructure and handset manufacturers, and technology providers. The availability of interoperable DVB-H enabled devices and services is a key factor in further opening up the market.

DVB-H is an effective technology for deploying broadcast mobile TV among the many digital technologies available to deliver mobile TV services. DVB-H technology offers high service level quality, low battery consumption and offers the end-user the ability to simultaneously receive broadcasts while using other mobile services such as telephony and internet access on their device.

In parallel to supporting mobile operators launching mobile TV services based on existing technologies in their networks, Samsung and Nokia are both active in ongoing standardization and technology development to optimize the broadcast mobile TV experience. The companies will work on interoperability efforts using the open OMA standard while continuing to participate in industry-wide interoperability efforts within the related standardization bodies.

Notes to the editors

DVB-H technology enables the TV service you are familiar with at home to be broadcast to your mobile device. DVB-H provides a superior end-user experience in the mobile environment with excellent picture and reduced battery consumption. Up to 50 TV channels can be delivered with low cost, over one network. With extensive pilots of broadcast mobile TV currently taking place across the globe, involving leading broadcasters, mobile operators, broadcast network operators and handset manufacturers, the market for commercial broadcast services is expected to grow throughout 2007.

About Samsung

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2006 parent company sales of US$63.4 billion and net income of US$8.5 billion. Employing approximately 138,000 people in over 124 offices in 56 countries, the company consists of five main business units: Digital Media Business, LCD Business, Semiconductor Business, Telecommunication Network Business and Digital Appliance Business. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones and TFT-LCDs.

For more information, please visit www.samsung.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Samsung Electronics Co., Ltd.

Sophia Kim

Samsung Telecom PR

Tel. +82 2 751 2215

E-mail: Sophia.kim@samsung.com

Nokia Multimedia

Communications

Tel. +358 7180 45725

Nokia Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

www.nokia.com/mobiletv

PRESS RELEASE

April 16, 2007

Nokia and S60 make the Web personal on your mobile

Widgets open up the mobile market for Web designers

Espoo, Finland - Nokia introduces widget support for S60 and takes a significant step in realizing its vision of transforming mobility and the Internet with rich Web 2.0 experiences. S60 will be the first mobile software platform that enables the creation of widgets using familiar standards-based Web technologies. Available to all S60 licensees, widget support enhances the Internet experience on a mobile by bringing a personal Web experience to a personal device.

Widgets allow people to personalize Internet content into lightweight Web applications and stay current with the things that matter to them. While widgets have been available on PCs for some time, they bring particular advantages to mobile devices, as mobiles are highly personal and among the few items that we always carry with us.

“Mobility will change the Internet as people are able to access and create information specific to place, time and context,” said Tero Ojanperä, Chief Technology Officer, Nokia. “Widgets are an important milestone in this development. Introducing widget support for S60, much of the innovation seen on the Internet today is being brought to the mobile space for the benefit of the millions of S60 mobile device users”.

The world’s leading smartphone software, S60 on Symbian OS, will be complemented with Web Run-Time, a Web application development environment, enabling the development of widgets and integrated Web applications for mobile devices with familiar standards-based Web technologies, such as Ajax, JavaScript, CSS and HTML.

Web Run-Time is powered by the same feature rich, open-source environment used by the Web Browser for S60, the world’s first full HTML browser bringing a desktop-like browsing experience to millions of S60 mobile devices.

Web Run-Time offers numerous possibilities for Web application development. As the Web Run-Time is built with standard Web technologies, developers can create new innovative widgets and also migrate existing widgets from the desktop to S60 with minimal effort. In the future, widgets will benefit from connecting both to Web 2.0 services, Web content and to the core applications and capabilities of S60, such as phonebook, calendar and GPS.

Web Run-Time and widget support will be available to S60 licensees as part of the S60 3rd Edition Feature Pack 2.  Tools, documentation and a software developer kit for widget development will be made available via Forum Nokia during the third quarter 2007. Widgets will be distributed to users through several channels, one of which is WidSets, a popular consumer Internet service, which allows users to personalize their mobile Internet experience.

Nokia will host a live audiocast at 1.15 p.m. CET today as Chief Technology Officer Tero Ojanperä presents how Nokia and S60 make the Web personal on your mobile. To access the audiocast, please go to http://www.nokia.com/press/s60 or http://www.s60.com/business/newsevents/audiocast

For more information on S60 software, widgets and Web Run-Time, please visit www.s60.com/widget

Nokia alone has cumulatively shipped over 84 million S60 enabled devices by the end of 2006. To date, 55 devices based on S60 and Symbian OS have been launched, 26 of which are based on the latest S60 3rd Edition.

About S60

S60 software built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information and news about S60 and the S60 community, please visit www.s60.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 71561

E-mail: communications.technology@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Related photos in print quality can be found at: http://www.nokia.com/A4138058?category=n95

PRESS RELEASE

April 16, 2007

Orb MyCasting Service Now Available for Nokia N800 Internet Tablet

Web 2.0, San Francisco, CA - Nokia (NOK) and Orb Networks today announced Orb MyCasting is available for use on the Nokia N800 Internet Tablet. Orb MyCasting allows consumers to access digital media stored on their home computer directly from their mobile multimedia computer.

Orb’s intuitive solution simply streams a person’s own content from their home PC using the Web browser and media player of the Nokia N800 Internet Tablet thus creating a “personal media portal” from which users instantly access and enjoy home photos, videos, music, and even TV, from anywhere, anytime. With MyCasting, consumers can also remotely record TV programs using Orb’s Digital Video Recorder (DVR) function and then play back those recorded programs on the Nokia N800.

“The Nokia N800 Internet Tablet was developed to make it easy for people to access their favorite internet sites, content, and entertainment from the couch, airport or coffee shop- anywhere there is WiFi. Orb’s MyCasting is an excellent use of the device making it a jukebox of personal media,” said Ari Virtanen, vice president, Convergence Products, Multimedia, Nokia.

“Nokia offers a quality mobile web experience for users with the rich functionality being introduced in the N800 Internet Tablet,’ said Joe Costello, Chairman and CEO of Orb Networks. “When Orb unlocks that personal digital content on the home PC, the N800 becomes the one connected device to enjoy it all whenever and wherever you want.The combination offers a new level of media freedom and control for the customer.”

The MyCasting service which will be demoed on the Nokia N800 at Nokia’s booth (# 402) at Web 2.0 Expo this week is free of charge and is immediately available for download from www.orb.com/n800  as well as from the Tableteer site, which can be accessed via the Nokia N800. There’s no need to download additional software for the N800. Using the built in media player and browser, Orb works instantly.

The Nokia N800 Internet Tablet, based on Nokia’s desktop Linux based Operating System, is a next generation widescreen Nokia Nseries multimedia computer. The sleek Nokia N800 combines a truly personal Internet experience with easy wireless connections, high resolution display and support for a wide variety of Internet applications. N800 Internet Tablet is a portable internet entertainment device optimized for enjoying the familiar Web experience anytime, anywhere.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. http://www.nokia.com

About Orb Networks

Orb Networks is an award-winning developer of software and services that unlock the digital media stored on personal computers. Orb MyCasting gives consumers secure, free, instant, and everywhere-access to everything from their photos and video to TV and music on virtually any Web-enabled device. The company’s partners and affiliates include: AOL Winamp, AMD, Creative Labs, Hauppauge, Hutchison, Nokia, Orange and Vodafone. Orb Networks is a privately held company in Emeryville, Calif. For more information about Orb Networks and the Orb MyCasting service, please visit www.orb.com.

To sign up for an RSS feed from Orb, please use www.orb.com/news_rss/feed/news_rss/feed in your news reader.

Media Inquiries:

Nokia

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

www.nseries.com

www.nokia.com

PRESS RELEASE

April 16, 2007

Nokia Demonstrates Leadership in Technologies for Internet on Mobile Devices at Web 2.0 Expo

San Francisco, US - This week at Web 2.0 Expo, Nokia will highlight how its mobile technologies strive to complete the Web 2.0 ecosystem. Through a global press announcement, speaking engagements, and live demonstrations, Nokia will showcase how it is enabling content and application developers to bring Web 2.0 experiences and communities to Nokia mobile devices to give people access to Internet content and services anytime, anywhere.

Nokia introduces widgets

Nokia announces today that it is taking a significant step in mobilizing Internet content and Web 2.0 services with its global launch of widget support and Web Run-Time, a new Web application development environment for developers.

Widgets are lightweight Web applications that bring Web content and Web 2.0 services directly to mobile devices. A widget appears as an application icon on a mobile device, so instead of having to open the browser, type in the Web address, find information and type in preferences or choose from drop down menus for more detailed information, a widget can be personalized by you, and get the same information  you want straight to your mobile device. Consumers can choose to receive content and services from their favorite Web sites - from news, to weather reports, traffic reports, search engines, email, blogs, games, social networking sites and more. With the constant development of new widgets and new exciting content, the possibilities of using widgets are limitless.

Nokia’s S60 - the world’s leading smartphone software and the first to bring the full HTML desktop-like browsing experience to millions of mobile devices - will be the first mobile software platform that enables the creation of widgets using familiar standards-based Web technologies, making it an innovative solution for a vast number of Web developers and designers.

S60 on Symbian OS will be complemented with Web Run-Time, a Web application development environment, enabling the development of widgets and integrated Web applications for mobile devices with familiar standards-based Web technologies, such as HTML, JavaScript, CSS and Ajax.

For more information on S60 software, widgets and Web Run-Time, please visit www.s60.com/webruntime

Nokia and Orb Announce MyCasting

Nokia and Orb announce that Orb’s MyCasting is immediately available for the Nokia N800 Internet Tablet. Orb MyCasting offers a single solution for accessing all of your digital media stored on your home computer directly from your mobile device. Orb’s intuitive solution simply streams your own content from your home PC using the Web browser and media player on your Nokia N800 Internet Tablet, creating a “personal media portal”. MyCasting is available immediately for download from www.orb.com/n800 as well as from the Tableteer site, which can be accessed via the Nokia N800.

Experience the Internet on Mobile Devices at Web 2.0

On the expo floor at booth 402, Nokia will showcase the company’s end-to-end mobile Internet capabilities through demonstrations on its Nseries multimedia devices including the Nokia N95, N76, N75 and N800 Internet Tablet. Experience the flexibility of video blogging anywhere you are with VOX, photo sharing and organizing with Flickr, and photo printing with Snapfish. Other demos highlight location-based services such as maps and navigation, video sharing, and instant messaging - including applications from our content and development partnerships with Yahoo, Google, Rhapsody, Navicore WeatherBug and Orb.

Nokia Shows Commitment to WiMAX as Web 2.0 Enabler

Nokia is dedicating significant research, development and intellectual property to WiMAX and supports efforts in making it a global broadband standard. The combination of WiMAX broadband technology and Web 2.0 services offers people an enriched high-speed Internet experience free from the desktop PC. Nokia plans to bring its first WiMAX enabled mobile device to market in early 2008.

About S60

S60 software built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information and news about S60 and the S60 community, please visit www.s60.com .

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Charles Chopp

Tel. +1 817 891 4777

Email: charles.chopp@nokia.com

www.nokia.com

PRESS RELEASE

April 17, 2007

Nokia’s latest mobile phone gives you more time for the important things in life

The new Nokia 6120 classic combines faster download speeds with functionality

More and more consumers are using their mobile phones for tasks such as downloading music, streaming video, browsing the Internet or receiving emails with attachments. The compact Nokia 6120 classic phone makes these tasks faster and easier by utilizing HSDPA (High Speed Downlink Packet Access), an evolutionary technology offering downloads up to 10 times faster than over usual WCDMA networks.

Giving the Nokia 6120 even more functionality for busy lives, the new phone features two cameras — a 2-megapixel camera with 4-times digital zoom, flash and panorama mode for taking high-quality photographs as well as a second camera in the front that adds a personal touch to calls by making use of the video call feature.

The Nokia 6120 classic has even more ways that consumers can save time. For instance, with only a few short steps using the pre-loaded How-To Guides and a Set-up Wizard on the Nokia 6120 classic,  consumers can have their email, messaging and Internet connection up and running in less time. The Data Transfer application allows consumers to transfer contacts, calendars, photos, videos and files from their previous Nokia to their new Nokia 6120 classic, even when the SIM card is removed. And, by synchronizing their calendar from their office computer with the calendar featured in the Nokia 6120 classic phone, consumers can always have their schedule with them.

“Mobile phones have taken on a much larger role in our busy lives,” said Peter Ropke, Senior Vice President, Mobile Phones, Nokia. “We recognize that having the capability to utilize the mobile phone in many ways gives consumers a better balance between work and play. With the HSDPA technology, S60 operating system and the wide range of features of the Nokia 6120 classic, consumers will be able to make their daily lives more manageable.”

In many countries, 3G technology has offered consumers an enhanced mobile experience with faster browsing, streaming, music downloads and email and Internet access. The new Nokia HSDPA technology makes these applications, and many others, more accessible.

The Nokia 6210 classic is based on S60 software that lets users download and use additional applications in addition to the ones already found on the device. Users can personalize the phone with a wide variety of add-on applications, enhancements, content and service. S60 also allows users to run several applications at the same time enabling them to browse the Web while listening to their favourite music.

The Nokia 6120 classic is expected to begin shipping in the second quarter of 2007 with an estimated retail price of EUR260 before subsidies or taxes.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. Further information is available at www.nokia.com.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

Nokia Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 18, 2007

Netvibes Mobilizes Its Feeds with Nokia WidSets

Entire Netvibes Ecosystem’s 85,000+ Feeds Available on Mobile Phones via WidSets

San Francisco, CA, USA and Espoo, Finland - WidSets, a popular consumer Internet service powered by Nokia, and Netvibes, the pioneer of the personalized startpage, today announced that they will publish the Netvibes Ecosystem’s 85,000+ feeds on the WidSets service, making them easily accessible on most mobile devices.

WidSets is a phone manufacturer-independent Internet service that multicasts preferred feeds and user-generated content to mobile devices.  Starting today, users will be able to find their favorite feeds in Netvibes’ vast library and add them onto their mobile device via WidSets.  This happens with just a few clicks, making it easy to view and enjoy rich media feeds while on the go.

The Netvibes Ecosystem’s entire collection of 85,000+ feeds includes recently announced content from major media outlets including CBS, CNN Money, Entertainment Weekly, Forbes.com, InStyle, LATimes.com, Newsweek, People, Real Simple, Sports Illustrated, Time, USA Today, and washingtonpost.com.  Netvibes Ecosystem also hosts official content for many celebrity partners including 50 Cent, Ben Harper, G-Unit, Ice Cube, Mandy Moore, Moby, and Snoop Dogg.  As a leading provider of user-generated feeds, the Netvibes Ecosystem comprises a large collection of entertainment, lifestyle, news, sports, and television feeds.

“What people really want is content that is personalized and delivered to them in real-time, without having to go out and search for it,” said Netvibes Founder and CEO, Tariq Krim.  “This is exceptionally true for mobile phones, which are extremely personal devices that people keep on themselves at all times. That’s why we chose the WidSets service, because its a very convenient way for people to access their favorite, personalized Netvibes feeds on whatever mobile device they like to use.”

WidSets was born out of Nokia Emerging Business Unit and represents a first step in Nokia’s vision of mobilizing the Internet. The WidSets service currently has several hundred thousand registered users and a comprehensive library of over 1200 widgets.  WidSets works on a wide variety of mobile phone brands and is compatible on over 200 mobile devices.

“WidSets was designed to showcase the power of Web 2.0 on mobile phones with an easy-to-use widget interface, which is fully optimized for mobile usage.  What better way to do that than to work with companies such as Netvibes, one of the web’s leading providers of both media and user-generated content,” said Dieter May, Vice President and Head of Nokia Emerging Business Unit.

Going forward, as part of this strategic collaboration, Netvibes and WidSets are planning an even deeper integration of their services with WidSets as an important cornerstone to further extend the recently announced Netvibes Universe.  Soon, the Netvibes Universal Widget API (UWA), which allows interoperability between Netvibes and many platforms, including Google Homepage and Apple’s Dashboard, will make most of the Netvibes Ecosystem’s modules available on WidSets as well.

WidSets is globally available at: http://www.widsets.com.  The Netvibes Ecosystem, which includes this week’s newly announced major media and celebrity Universes, is available at:  http://eco.netvibes.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Netvibes

Netvibes pioneered the personalized startpage, an alternative to traditional Web portals. With millions of users in more than 150 countries, Netvibes lets individuals assemble all in one place their favorite websites, blogs, email accounts, social networks, search engines, instant messengers, photos, videos, podcasts, widgets, and everything else they enjoy on the Web. Founded in 2005 by Tariq Krim, Netvibes (http://www.netvibes.com) has offices in Paris, London and San Francisco.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Emerging Business Unit

Communications

Tel +358 7180 45792

Nokia, North America

Communications, Charles Chopp

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Netvibes

Vincent Chang

Tel +1 415.977.1911

E-mail: vincent@antennagroup.com

www.nokia.com

PRESS RELEASE

April 24, 2007

Nokia N95 Wins Prestigious TIPA Award 2007

Espoo, Finland - Nokia today revealed the Nokia N95 multimedia computer has been voted the ‘Best Mobile Imaging Device in Europe 2007’ by TIPA (Technical Image Press Association), the largest photo and imaging press association in Europe.

“A small mobile wonder and a camera as well,” the Nokia N95 multimedia computer was commended for its outstanding imaging functionality, comparing its features directly with those of stand-alone cameras. The judging panel noted features such as the autofocus lens for sharp, large prints, a real mechanical shutter to avoid distortion, the Carl Zeiss optics with Tessar lens that can focus at close range and the up to 20x digital zoom for distant subjects. The panel also commented on the device’s outstanding audio, video and web capabilities and its GPS functionality.

“This award reinforces Nokia’s leadership and commitment to driving forward convergence in the mobile industry,” said Jonas Geust, head of Nokia Nseries Players Category, Multimedia, Nokia. “We’re delighted the Nokia N95 has been recognized as an outstanding imaging device and we firmly believe that by offering our customers true multimedia computers, like our Nokia Nseries range, we can confidently say we have now arrived at a time when people no longer need to carry multiple devices.”

The features of the Nokia N95 include:

• 5 megapixel camera with Carl Zeiss optics

• Possibility to capture print quality photos and DVD-like quality video clips

• Unique 2-way slide concept with dedicated media keys

• Support for compatible microSD memory cards of up to 2GB

• Wireless LAN connectivity and HSDPA offering high download speeds

• Integrated GPS, and access to maps for more than 100 countries

• The option to purchase additional features such as city guides and voice-guided navigation

TIPA was founded in 1991 as an independent, non-profit association of European photo and imaging magazines. At present, TIPA includes 31 member magazines from twelve countries.

A full list of Nokia N95 features is available at www.nseries.com/n95

Related photos in print quality can be found at www.nokia.com/press >photos

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia

Multimedia, Communications

Tel. +358 7180 45667

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 25, 2007

Nokia Unveils Significant Productivity Enhancements to Eclipse-based Carbide.c++ Developer Tools

New Carbide.c++ V1.2 tool functionalities drive cost-savings, speed project time to market for mobile application and device creation developers using Symbian OS

Madrid, Spain - Nokia today announced the immediate availability of new developer productivity and cost-savings enhancements to its Carbide.c++ next-generation development tools for Symbian OS(TM), the market leading operating system for smartphones.

Providing significant new functionality with device navigation utilities and time-saving project build tools, the Carbide.c++ tool enhancements accelerate mobile application development and lower overall costs for a broad range of software projects by slashing programming hours and collapsing development time.

Announced today at the Nokia Applications Summit & S60 Summit 07, the new enhancements to the family of Carbide.c++ tools enable developers to effectively address increased project resource requirements and management difficulties that accompany the growing scale, complexity and risks associated with today’s cutting-edge mobile application projects. Developers will also find advanced Performance Investigator tool functionality in Carbide.c++ V1.2 Developer and Professional Edition that delivers greater visibility into critical power consumption and memory usage early in the development process.

Based on the Eclipse open-source framework for software tool innovation, and providing a single identity for all Nokia’s developer tool offerings, the Carbide family of mobile development tools include Carbide.c++ Express for entry-level and academic developers; Carbide c++ Developer Edition and the award-winning Carbide.c++ Professional Edition, for developers building advanced system, middleware and application software; and, Carbide.c++ OEM Edition, for device creation by Symbian OS and S60 licensees.

“Nokia is very excited to provide this significant evolution of our Carbide.c++ tools, driving greater developer productivity and decreased time to market for exciting new applications targeted at Symbian smartphones,” said Rich Bartlett, Director, Developer Tools, Nokia. “Addressing the needs of entry-level developers, those building high-performance software and specialists in device creation, these new improvements to Nokia’s Carbide.c++ tools will help bring increasingly sophisticated software projects to market in less time and at less expense than ever before.”

Carbide.c++ tools support developers working with smartphone software based on the latest versions of Symbian OS, including UIQ, NTT DoCoMo’s MOAP, and S60 3rd Edition. Symbian smartphones are the most popular smartphones in the world and make-up over 70% of smartphones sold to date.  During 2006, 51.7 million Symbian smartphones were sold worldwide to over 250 major network operators, bringing the total number of Symbian smartphones shipped to 110 million as of December 31, 2006*.

Users of Carbide.c++ V1.2 tools will encounter significant productivity gains through enhancements that include:

-         Improvements to Eclipse-enabled code browsing and code completion capabilities across the entire family of Carbide.c++ family of tools, plus enhanced project build functionalities, including new wizards for kit detection and project import, easier and more reliable project creation and editing.

-         Improvements to the Performance Investigator tool in Carbide.c++ Developer and Professional Editions, including Power Optimizer and Memory Analyzer, providing capture and graphic display of on-device power consumption and memory usage for targeted software running on the device, leading to more efficient memory and power usage in development of high-performance applications for S60 and UIQ applications ; and,

-         New device creation features for Carbide.c++ OEM Edition, including simplified configuration support for JTAG device debugging, a new Crash Debugger interface that shows the debug context of the crash in the debug perspective, and the Symbian OS Data View that enables viewing of system processes, threads, chunks and libraries.

Carbide.c++ Developer Edition and Carbide.c++ Professional Edition are currently available for purchase for 299 € and 1,299 €, respectively, with free upgrades available for current Developer and Professional Edition customers. Carbide.c++ OEM Edition is available for purchase for 3,999 €, while Carbide.c++ Express is available for free download by developers, with no license restriction for commercial use, at www.forum.nokia.com/carbide.

Nokia’s Carbide.c++ family of tools will be showcased April 24-25 at Nokia Applications Summit & S60 Summit 07, taking place at the Hotel Melia Castilla in Madrid. Further information on the Carbide family of developer tools can be found online at www.forum.nokia.com/carbide.

* - www.symbian.com/about/fastfacts/fastfacts.html

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks: All trademarks and registered trademarks are the property of their respective owners.

Media enquiries:

Nokia Corporate Communications - Global Developer Program

Charles Chopp

Nokia Americas

Tel. +1 972 894 4573

communication.corp@nokia.com

Nokia

Technology Communications

Tel. +358 7180 36376

www.nokia.com

PRESS RELEASE

April 25, 2007

Over 100 million S60 devices shipped

Volume market attracts mobile innovation

S60 Summit 2007, Madrid, Spain - Nokia today announced that over 100 million S60 devices have cumulatively been shipped by S60 licensees to date. S60 software built on Symbian OS is the world’s leading smartphone software, developed by Nokia and licensed by some of the industry’s top mobile device manufacturers.

With this announcement, S60 further demonstrates its strong lead in the volume market. Handset vendors, operators, developers as well as internet service providers are increasingly recognizing the potential offered by multi-vendor platforms, such as S60.

“This announcement represents a significant landmark for S60. We believe it inspires further innovation on S60. The open platform gives mobile users more choice and provides a platform upon which new applications and services can be built”, said Matti Vänskä, Vice President, Mobile Software Sales and Marketing, Nokia.

Speaking at the event press conference, Matti Vänskä said: “We see three key trends affecting the requirements for software platforms. The mobile device is becoming the hub for personal experiences, whether focused on imaging, business, music, navigation or video. People are accessing Web 2.0 services and content with their mobile device. Thirdly, simplicity and intuitiveness of user experience are increasingly important.”

S60 has made application development considerably easier with the S60 3rd Edition Feature Pack 2. The introduction of Open C brings the standard C function libraries to S60 software, supporting increased productivity and improved time-to-market of applications. With Open C, developers can reuse existing code and focus on the mobility aspects of their applications.

As announced last week, S60 will the first mobile software platform with integrated widget support, bringing the power of Web technologies to the mobile. Widgets enrich the mobile experience as they create a personal Web experience for a personal device. S60 makes it easy to create and bring Web services to S60 devices using standards-based Web technologies, such as Ajax, JavaScript, CSS and HTML.

S60 supports a wide selection of device segments. S60 licensees have launched devices that provide uncompromised imaging, music and video functionalities and support for the needs of business users as well as other targeted segments.

In the event, Samsung showcased their latest S60 devices, the new SGH-i400, a compact slim slider with EDGE for mainstream market, and the SGH-i520 that was launched recently. To date, 57 devices based on S60 and Symbian OS have been launched, 28 of which are based on the latest S60 3rd Edition.

The S60 Summit was held in April in Madrid and hosted a comprehensive expo that showcased over 60 demonstrations of the latest and most innovative features and solutions for S60.

About S60

S60 software built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information and news about S60 and the S60 community, please visit www.s60.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 71561

E-mail: communications.technology@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 25, 2007

Nokia N76 teams up with Travis

Nokia N76 starts to ship with music from one of the UK’s most influential bands.

Espoo, Finland - Nokia has started shipping the Nokia N76 to key European, Asian and Middle Eastern markets. With the Nokia N76 multimedia computer, technology and design come together to create a revolution in design for a multimedia computer. Using premium materials to enclose world-class Nokia Nseries features and experiences, Nokia has created a very eye-catching device.

Nokia is also pleased to announce that they and Sony BMG Music Entertainment are working together to bring the award winning music of Travis to new owners of the Nokia N76 in selected markets.  The Nokia N76 is the latest multimedia computer that combines a sleeker designed body with technology to create a revolution in design for a multimedia computer.

Consumers who purchase the Nokia N76 in selected countries (Austria, Belgium, Netherlands, Denmark, Finland, France, Germany, Italy, Norway and Sweden) will have as part of the Nokia N76 sales package, a special voucher that gives the owners the rights to download 5 pre-selected Travis songs from the MSN music shops in their countries.

“Closer” the first single from the bands much anticipated fifth studio album “The Boy With No Name” will be available for download when it is released on April 23, 2007. In addition, four further tracks selected from their previous four studio albums) will be also be made available.

“We’re very excited about being able to offer music from Travis, a genuinely thought provoking and inspirational band, for mobile enjoyment with the Nokia N76,” said Tapio Hedman, senior vice-president Multimedia, Nokia. “This compelling offer confirms the commitment Nokia Nseries has to music and developing devices that match the lifestyles of consumers”

“Artist identity and target audience of Travis fit perfectly the Nokia brand and the Nokia N76 product” said Marcel Engh, Vice President, Brand Entertainment, SONY BMG Europe. “We are thrilled that we developed with Nokia a unique entertainment proposition to drive a richer customer brand engagement”

Nokia Nseries music fans will appreciate the dedicated quick cover keys on the Nokia N76, which let you quickly and easily control the device’s music features from the outside of the folded device, for instant tunes wherever you are. Holding up to 1500* tracks the Nokia N76 works with industry standard 3.5 mm headphones and supports the popular Windows Media DRM for optimal use.

The Nokia N76, which is based on S60 3rd Edition software on Symbian OS, is a perfect blend of style and substance. This latest addition to the Nokia Nseries portfolio brings a wide range of multimedia experiences to consumers, enabling them to create, consume and connect, using music, videos, images and the internet.

Notes to editors:

A full list of Nokia N76 features is available at www.nseries.com/n76

For more information on Nokia N76 and Travis please visit www.nseries.com/travis

Related photos in print quality can be found at www.nokia.com/press/photos

For broadcast quality video material, go to www.nokia.com/press/broadcastroom to preview and request a video

* Capacity based on using optional 2Gb microSD card, 3:45 per song and 48kbps eAAC+ (M4A) encoding on the Nokia Music Manager. Capacity with 128Kbps AAC encoding is up to 250 songs.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About SONY BMG:

SONY BMG MUSIC ENTERTAINMENT is a global recorded music joint venture with a roster of current artists that includes a broad array of both local artists and international superstars, as well as a vast catalogue that comprises some of the most important recordings in history.  Its roster of current artists includes Justin Timberlake, Usher, Dido, Lemar, Foo Fighters, Eurythmics, Bruce Springsteen, Beyonce, Pink, Editors, Kasabian, Outkast, and Bob Dylan among many others.

SONY BMG is 50% owned by Bertelsmann A.G. and 50% owned by Sony Corporation of America.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

SONY BMG:

Paul Bursche

Director of Communications

Tel. +44 207 384 8033

Email: paul.bursche@sonybmg.com

www.nokia.com

PRESS RELEASE

April 30, 2007

New Nokia security appliances go deep to find threats, meet growing network performance demands

Mountain View, CA, USA — Nokia (NYSE:NOK) today announces two new IP security appliances, Nokia IP290 and Nokia IP690 security platforms, rolling out a scalable hardware platform design offering better IT investment protection and a greater choice of security software applications to address emerging threats to company networks and data.

Nokia IP690 is the first new IP security appliance with a multi-core and multi-threading architecture optimized for performance and scalability, readying businesses for processor-intensive security applications. The new hardware design offers investment protection by extending product life from two years to an average of five years. Nokia hardware platforms purchased today are upgradeable when newer versions of the Nokia IPSO™ operating system are released, and Nokia IP690 is expandable through various interface cards and accelerated data path (ADP card) technologies. This expandable approach allows customers to retain their initial investment for longer periods of time by offering the flexibility to expand performance at their own pace.

“Businesses today are looking to get as much mileage as possible from every IT dollar spent, but they simply cannot compromise on performance when it comes to protecting the security of the corporate network,” said Tom Furlong, vice president, Security & Mobile Connectivity, Nokia. “By enabling our customers to boost the performance of their security appliance — when the time is right for them — we are giving them a way to protect their network while also protecting their IT investments.”

Nokia IP290 combines powerful network performance with a compact ½ RU form factor, offering branch offices and extended enterprise sites a full-featured security appliance backed by Nokia global support. Expandable with an included empty PMC slot, Nokia IP290 ships with Nokia IPSO 4.2 and an updated architecture, making it a reliable platform for unified threat management (UTM) implementations.

Nokia security appliances detect and block the increasingly sophisticated threats companies face as mobile device usage among workers expands, and as new network traffic patterns alter business security requirements. Nokia security solutions use deep packet inspection to uncover vulnerabilities and provide protection against application-level threats in the perimeter, core and data center.

Nokia IP690

Nokia IP690 security platform is designed to meet the demanding price performance, multi-Gigabit throughput and port-density requirements of medium to large businesses and service providers. Nokia IP690 readies businesses for processor-intensive security applications by introducing multi-core and multi-threading architecture. Businesses planning to implement next generation security applications can take advantage of the native enhancements and expandability features of Nokia IP690 without costly ‘forklift’ upgrades. A compact 1RU (rack unit) security appliance, Nokia IP690 supports next generation ADP cards to accelerate firewall and VPN performance and delivers enhanced business continuity through features such as dual, hot-swappable power supplies and optional redundant hard disk drives.

Nokia IP690 Firewall/VPN delivers up to 7 Gbps (Gigabit per second) of throughput performance and up to 16 Gigabit Ethernet ports to run Check Point® VPN-1 Power® and VPN-1 UTM family of applications.

Nokia IP690 Intrusion Prevention with Sourcefire delivers a 1 Gbps sensor and offers the unique combination of highest port density and performance in a single rack configuration. The solution is built on hardware optimized for security and offers the ease of use, reliability and rich feature set of the Nokia IPSO operating system.

Nokia IP290

Nokia IP290 is a multi-purpose security platform ideal for small and branch offices, and extended enterprises that require robust, large-enterprise performance, simple remote management, and high reliability at a low total cost of ownership. Powerful yet cost-effective, the compact, ½RU form factor design allows for side-by-side redundancy in a single 1RU pull-out tray providing a low-cost/high-availability solution with IP clustering and VRRP technologies (virtual router redundancy protocol).

Nokia IP290 Firewall/VPN supports traditional firewall and next generation security applications such as Check Point VPN-1 UTM, which includes firewall, VPN, intrusion prevention, anti virus and URL filtering. Nokia IP290 Firewall combines market-leading Nokia hardware design and quality with market-leading Check Point software and the Nokia IPSO operating system for maximum security, high availability, reliability and manageability.

Nokia IP290 Intrusion Prevention with Sourcefire, as part of the Nokia Intrusion Prevention (IPS) portfolio, ensures that whatever the performance requirements for a company’s network, there is an intrusion prevention appliance to meet them. Nokia offers performance of 100Mbps, 250Mbps, 400Mbps and 1Gbps across the product range. Nokia IP290 also offers resellers and system integrators a lower point-of-entry for branching out beyond firewalls to deliver intrusion prevention systems.

Pricing, Service and Support

Nokia IP290 and Nokia IP690 are available now starting at $3,995USD and $29,995USD respectively and are backed by world-class Nokia First Call — Final Resolution global support and services. Channel partners can also take advantage of the Nokia FastTrack marketing program for added incentives on Nokia Intrusion Prevention. For more information about the new offerings and other business mobility solutions from Nokia, visit www.nokia.com/business.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Trademarks: All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Industry Analysts only:

Nokia Industry Analyst Relations

Tel. +1 914 368 0511

Email: industry.analyst@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 01, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel